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                             MATERIAL CHANGE REPORT

Item 1. Reporting Issuer

Vitran Corporation Inc.
185 The West Mall, Suite 701
Toronto, Ontario
M9C 5L5

Item 2. Date of Material Change

October 2, 2006

Item 3. Press Release

The Press Release was issued on October 2, 2006 and disseminated by CCN Matthews. The Press Release was filed with SEDAR and EDGAR on October 2, 2006.

Item 4 Summary of Material Change

Vitran Corporation Inc. ("Vitran") through its subsidiary acquired all the common shares of PJAX, Inc. based out of Pittsburgh, Pennsylvania. Vitran also expanded its credit facility to $160.0 million.

Item 5 Full Description of Material Change

On October 2, 2006 Vitran, through its wholly-owned subsidiary Vitran Corporation, acquired all of the common shares of Pittsburgh-based regional less-than-truckload freight carrier PJAX, Inc. for total consideration of $132.0 million, comprised of $13.2 million of Vitran common shares, $26.5 million of assumed debt and $92.3 million of cash. PJAX, Inc. will provide Vitran additional coverage to the Eastern United States more specifically Pennsylvania, Maryland, New Jersey, Delaware, West Virginia and Virginia.

Vitran also expanded its syndicated credit facility to $160.0 million, consisting of an $80.0 million term facility, $60.0 revolving credit facility and an additional $20.0 million acquisition rollover.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7 Omitted Information

Information has not been omitted with respect to the material change.

Item 8 Senior Officer

Sean P. Washchuk, Vice President Finance and Chief Financial Officer,
416-596-7664

Item 9 Date of Report

DATED this 4th day of October, 2006

Vitran Corporation Inc.


By: /s/ SEAN P. WASHCHUK
    ---------------------------------
    Sean P. Washchuk
    Vice President Finance and
    Chief Financial Officer